                                       FORM 6-K

                            SECURITIES EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               REPORT OF FOREIGN ISSUER
                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            COMMISSION FILE NUMBER 0-15577
                            FOR THE MONTH OF JANUARY 1997

                      CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                      ------------------------------------------
                   (Translation of registrant's name into English)

                              1801 Broadway, Suite 1620
                              -------------------------
                                Denver, Colorado 80202
                                ----------------------
                       (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F   X                      Form 40-F
                    -----                              -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                No    X
               -----                             -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .

ENCLOSED IS PRESS RELEASE #97-025 FOR CONSOLIDATED NEVADA GOLDFIELDS
CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                         ------------------------------------------
                         (Registrant)



Date:  Jan. 8, 1998       /s/ James S. Stirbis, Jr.
     ----------------    ---------------------------------------------------
                         By: James S. Stirbis, Jr. - Corporate Secretary and
                         Treasurer


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DENVER, CO - DECEMBER 31, 1997
#97-025
5:00 PM MST


                 CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES
                                CORPORATE DEVELOPMENTS

Consolidated Nevada Goldfields Corporation ("Company") announces today it has not made the scheduled principal payment of 2,611 troy ounces of gold due on December 31, 1997 to ING (U.S.) Capital Corporation ("ING") and is in discussions with the lendor. The previously announced negotiations with a major shareholder to obtain sufficient funds to restructure its operations and debt in an orderly fashion are continuing at this time.

In other corporate matters, the Company entered into an option and sale agreeement with a third party for the sale of the mining assets of Barita de Sonora, S.A. de C.V., a Mexican barite operation which sells barite to the petroleum industry. The closing of the transaction is subject to completion of satisfactory legal and technical due diligence.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with six producing mining properties and over 1,300 employees. The Company reserves include 740,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

For additional information please contact Consolidated Nevada Goldfields Corporation, Alex Bissett, President and Chief Executive Officer at (303) 296-3200.